WOODSIDE

21 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-313-P (Polkadot-1), lodged with the Australian Stock Exchange on 21 September 2004;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 21 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 21 SEPTEMBER 2004
10:15AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-313-P
POLKADOT-1

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd. and Operator of the WA-313-P Joint Venture, reports that on 21 September 2004 the Polkadot-1 exploration well is being prepared for production testing.

Since the last report, wireline logging was completed and a 7 inch liner was run.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-313-P is 50%. The other participant is Eni Australia B.V. (50%).

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 21 SEPTEMBER 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 14 September 2004.

PSC-C2

Dorade-1

The drill rig *"West Navigator"* temporarily suspended the Dorade-1 exploration well in PSC-C2 after finishing drilling the top hole section and setting casing to a depth of 2,347 metres. The bottom hole section, containing the primary interval in the well, is expected to be drilled later by the "*Stena Tay*".

PSC-B
CAPITAINE-1, TEVÉT-1 AND ARRIVAL OF "STENA TAY"

Capitaine-1

The Capitaine-1 exploration well was spudded on 16 September 2004 in 1,681 metres of water, but encountered operational problems. As a result, the top hole was abandoned and the drilling rig, "*West Navigator*", moved off location on 19 September 2004. The well will be re-drilled in the near future.

Tevét-1

The drill rig *"West Navigator"* commenced drilling the top hole section of the Tevét-1 exploration well in 489 metres of water on 20 September 2004. The current activity at 00:00 hours UTC on 21 September 2004, was drilling ahead in 17½ inch hole at a depth of 633 metres.

Arrival of "*Stena Tay*"

The second drill rig to be used in the current Mauritania offshore drilling campaign, the *"Stena Tay"*, arrived offshore Mauritania on 14 September 2004 and spudded the Chinguetti-8 development well on 15 September 2004. Woodside does not plan to issue further announcements regarding drilling operations on Chinguetti production wells, but will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are: